Mail Stop 3561

      January 4, 2006

Larry L. Eastland
President and Chief Executive Officer
Great American Family Parks, Inc.
208 South Academy Avenue, Suite 130
Eagle, Idaho 83616

	Re: 	Great American Family Parks, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
      Filed December 23, 2005
		File No. 333-127199

Dear Mr. Eastland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. While noting your response to comment 1 in our letter dated September 2, 2005, we disagree with your analysis in part C) of your response. We therefore reissue the third bullet of comment 1 in our letter dated September 2, 2005.
2. We also note a profile about you on www.stockguru.com. That communication is nearly identical to the stock report generated by OTC Financial Network. The www.stockguru.com company profile communication, however, contains the following disclaimer:
"Pentony
Enterprise LLC was compensated 15000 free trading shares from a non-controlling third party for profile coverage." We therefore reissue all of comment 1 in our letter dated September 2, 2005 with respect to the communication made by Pentony Enterprises LLC on www.stockguru.com. In addition, please tell us to what the reference to "15000 free trading shares" relates given that you have not yet had your initial public offering.
Cover Page
3. We note your response to comment 2 in our letter dated December 20, 2005 and your revision in the forth full paragraph of this cover page. However, the second sentence of the first full paragraph is contrary to that new forth paragraph. Please revise. Undertakings, page 108
4. We reissue comment 7 in our letter dated December 20, 2005. Although you have provided the undertaking specified in Item 512(a)(4) of Regulation S-B, you still have not provided the undertaking required by Item 512(g).

* * * *	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kristin Shifflett at (202) 551-3381 or
Joseph
Foti, Senior Assistant Chief Accountant, at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at
(202) 551-3317, David Mittelman, Legal Branch Chief at (202) 551-3214, or me at (202) 551-3750 with any other questions.

      							Sincerely,



      							Max A. Webb
      Assistant Director

cc:	Richard A. Friedman, Esq.
	Sichenzia Ross Friedman Ference LLP
	Fax:  (212) 930-9725
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Larry L. Eastland
Great American Family Parks, Inc.
January 4, 2006
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